Exhibit 99.1

Marchex Announces First Quarter 2026 Results and Archenia Transaction Update

SEATTLE, WA – May 13, 2026 – Marchex, Inc. (NASDAQ: MCHX), which harnesses the power of AI and conversation intelligence to provide actionable insights derived from prescriptive vertical market data analytics, today announced its financial results for the first quarter ended March 31, 2026.

Q1 2026 Financial Highlights

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GAAP revenue was $10.6 million for the first quarter of 2026, compared to $11.4 million for the first quarter of 2025.
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Net loss was $1.7 million for the first quarter of 2026 or $(0.04) per diluted share, compared to a net loss of $2.0 million or $(0.05) per diluted share for the first quarter of 2025.
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Adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA") was a loss of $0.1 million for the first quarter of 2026, compared to a loss of $0.8 million for the first quarter of 2025. Adjusted EBITDA for the first quarter of 2026 includes $0.7 million of reorganization and acquisition related costs, and excluding these amounts would result in an Adjusted EBITDA gain of $0.6 million.
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Adjusted non-GAAP loss per share for the first quarter of 2026 was $(0.03), compared to a loss per share of ($0.04) for the first quarter of 2025.

Troy Hartless, President of Marchex, commented, “We believe Marchex is a meaningful AI beneficiary based on how rapidly we are now able to leverage AI to develop and deploy new products into our customer base that can deliver high customer value and significant new company revenue opportunities. In the first quarter of 2026, through our collaboration framework with Archenia, we continued developing and selling the initial key products that most leverage our strategic insights into AI-based action and outcome solutions, which have seen very encouraging initial adoption within our existing customer base.”

“While we operate in a rapidly evolving and dynamic industry with uncertainties, our sales efforts and customer interactions to date continue to reinforce our belief that we are now in a strong position with our ability to leverage new AI-based capabilities across the customer acquisition and optimization journey with highly impactful insight, action and outcome-based solutions.”

Customer and Product Updates

With the previously announced proposed acquisition of Archenia, Marchex and Archenia have created a collaboration framework and have been jointly developing and selling initial products that reflect the combined capabilities of the two companies. Product examples of this collaboration, which leverage Marchex’s data and AI signals and Archenia’s AI tool sets and user interface, are AI-verified outcomes, which drive increased revenue on a Pay-Per-Event basis, and Conversational AI Agents, which increase customer bookings and appointment rate.

For background, Marchex’s top 100 customers represent approximately 90% of its revenue, and this customer base has been the initial focus for presenting the products which leverage the combined capabilities of the companies. To date, Marchex has made presentations to nearly one third of these customers, approximately half of whom have already purchased one or more of these products on a recurring or paid pilot basis. Of those remaining, Marchex believes the majority are also likely to purchase one or more of these products on a recurring or paid pilot basis. Marchex believes its ability to sell these and other combined solutions, which reflect the bundling of insights, actions and outcomes, to its installed customer base will be a meaningful sales catalyst in 2026 and beyond.

THE FOLLOWING FORWARD-LOOKING LOOKING STATEMENTS REFLECT MARCHEX’S EXPECTATIONS AS OF MAY 13, 2026

Based on its evolved strategic approach with delivering bundled solutions across insights, actions and outcomes, as well as other positive factors, for the second quarter of 2026 Marchex currently anticipates that revenue will sequentially increase from the first quarter, and that Adjusted EBITDA is now anticipated to increase to a range of $1.6 to $1.8 million, up from prior guidance of more than $1 million.

Additionally, in terms of initial guidance for the third quarter of 2026, Marchex currently anticipates that revenue will sequentially increase and potentially accelerate over second quarter 2026 levels, and that on a stand-alone basis, Adjusted EBITDA can potentially be in the $2 million range or more. To the extent the Archenia transaction has been approved and closed by the third quarter of 2026, Marchex believes that the combined company can potentially see Adjusted EBITDA in the $2.5 million range or more for the third quarter, or an annualized run rate of $10 million or more.

Marchex currently anticipates that it can continue to see quarterly revenue increase during 2026 and that over the course of the year it can potentially see revenue growth on a run rate basis in the 10% range from 2025 year-end levels. The company also currently anticipates that in the course of 2026, the combination of anticipated increasing revenue growth combined with lower overall operating expenses can potentially lead to Adjusted EBITDA margins of 10% or more.

Marchex is seeing AI make its business more agile and efficient to operate. Additionally, Marchex sees the company’s vast amount of first party data and vertical expertise as key elements in the company’s outlook for potentially meaningful business acceleration into the second half of the year, assuming the closing of the proposed Archenia transaction and the differential and unique attributes of the combined company.

Archenia Transaction Update

On May 8, 2026, Marchex entered into a Stock Purchase Agreement (the “SPA”) to acquire 100% of the stock of Archenia, Inc. (the “Transaction”) from the Archenia stockholders (the “Sellers”).

A special committee of Marchex’s Board of Directors consisting solely of independent directors (the “Special Committee”) has approved Marchex entering into the SPA because certain of the Sellers are related parties. In considering the SPA, the Special Committee retained Craig-Hallum Capital Group LLC as financial advisor, which provided a fairness opinion with respect to the purchase price. DLA Piper LLP (US) served as independent legal counsel to the Special Committee. Subject to receiving approval of the Transaction by a majority of Marchex’s disinterested stockholders and satisfaction of other closing conditions, the Company expects the Transaction to close in July 2026.

Archenia Overview

Archenia is a performance-based, customer qualification and acquisition company which transforms consumer intent into AI-verified, outcome-based results. Leveraging advanced AI signals, natural-language analytics, and automated decisioning, Archenia detects consumer intent and advertiser value in real time, optimizing customer acquisition campaigns dynamically across channels. With machine-learning models that continuously refine qualification accuracy and ROI, Archenia enables its customers to pay for verified, AI-validated outcomes such as appointments, sales, and high-intent conversations. Trusted by leading national brands in such verticals as insurance, home services, health care, and automotive, Archenia turns consumer intent into highly qualified, data-driven growth opportunity.

Benefits of the Potential Combination

Marchex believes its potential acquisition of Archenia, if successfully consummated, would create a vertically focused, AI-driven customer acquisition and outcome-optimization platform. By integrating deep insights, automated actions, and verifiable outcomes, the potential combined company could have the opportunity to achieve greater revenue scale and growth, higher margins, expanded market reach, and enhanced strategic flexibility.

The company believes that the rapid emergence of AI is accelerating the industry’s move to new Pay-Per-Event models, consistent with the capabilities of the potential combined company. Additionally, expanded AI-driven product offerings across insights, actions and outcomes may create more ways to win new business and to bundle solutions that create greater customer value and retention.

Marchex believes the potential combination with Archenia, if successfully consummated, could deliver growth acceleration and improved operating leverage:

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Potentially Expanded Addressable Market, Cross-Sell and Bundle:

Marchex believes the combined ability to sell insights, actions and outcomes would meaningfully expand its addressable market. Additionally, the company believes it would have the ability to offer or bundle Archenia’s outcome-based solutions to many of Marchex’s insights-based enterprise customers.

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Potential Revenue, Scale, and Growth:
Marchex believes that revenue run rates for the potential combined company are approximately $15 million quarterly, or approximately $60 million annualized, which could grow in the 15-20% range in the course of 2026.
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Potential Adjusted EBITDA Expansion:
Marchex believes that Adjusted EBITDA margins are anticipated to trend to 10% or more in 2026; the company believes Archenia could contribute additional positive Adjusted EBITDA beyond these levels.

About Marchex

Marchex harnesses the power of AI and conversation intelligence to provide actionable insights derived from prescriptive vertical market data analytics. Marchex enables organizations across business functions to optimize customer acquisitions and experiences, transforming conversations into meaningful business outcomes. Marchex provides AI-powered conversation intelligence solutions for market-leading companies in leading B2B2C vertical markets, including many of the world’s most innovative and successful brands.

Please visit www.marchex.com, www.marchex.com/blog, or @marchex on X, where Marchex discloses material information from time to time about the Company, its financial information, and its business.

Forward-Looking Statements

Certain statements included above contain forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included herein regarding the entering the SPA, its terms, and consummation of the Transaction, the satisfaction of the thresholds for the contingent consideration contemplated by the SPA, Archenia’s estimated financial results and benefits of the proposed combination, and the Company’s strategy, future operations, future financial position, future revenues, other financial guidance, acquisitions, dispositions, projected costs, prospects, plans and objectives of management are forward-looking statements. The Company may not actually achieve the plans, intentions, or expectations disclosed in its forward-looking statements and you should not place undue reliance on such statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in such statements due to a number of important factors, including but not limited to product demand, order cancellations and delays, competition, changes in business strategy or development plans, and general economic and business conditions. These factors are described in greater detail in the “Risk Factors” section of the Company’s most recent periodic report or registration statement filed with the SEC. All of the information provided herein is as of May 13, 2026 and the Company undertakes no duty to update the information provided herein.

In the event the earnings release contains links to third party websites or materials, the links are provided solely as a convenience to the user. Marchex is not responsible for the content of linked third-party sites or materials and does not make any representations regarding the content or accuracy thereof.

Non-GAAP Financial Information

To supplement Marchex's consolidated financial statements presented in accordance with GAAP and to provide clarity internally and externally, Marchex uses certain non-GAAP measures of financial performance and liquidity, including adjusted EBITDA and adjusted non-GAAP income (loss) per share. Financial analysts and investors may use adjusted EBITDA to help with comparative financial evaluation to make informed investment decisions. Financial analysts and investors may use adjusted non-GAAP income (loss) per share to analyze Marchex's financial performance since these groups have historically used earnings per share related measures, along with other measures, to estimate the value of a Company, to make informed investment decisions, and to evaluate a Company's operating performance compared to that of other companies in its industry.

Adjusted EBITDA represents net income (loss) before (1) interest, (2) income taxes, (3) amortization of intangible assets from acquisitions, (4) depreciation and amortization, (5) stock-based compensation expense, and (6) acquisition and disposition-related costs. Adjusted EBITDA is a metric by which Marchex has evaluated the performance of its business, to include being the basis on which Marchex's internal budgets have been based and by which Marchex's management has been evaluated. This measure is used by our management to understand and evaluate our core operating performance and trends, and management believes it provides meaningful information regarding the Company's liquidity and ability to fund its operations and financing obligations.

Adjusted non-GAAP income (loss) per share represents adjusted non-GAAP income (loss) divided by GAAP diluted shares outstanding. Adjusted non-GAAP income (loss) generally captures those items on the statement of operations that have been, or ultimately will be, settled in cash exclusive of certain items that are not indicative of Marchex’s recurring core operating results and represents net income (loss) applicable to common stockholders plus the net of tax effects of: (1) stock-based compensation expense, (2) acquisition and disposition related costs, (3) amortization of intangible assets from acquisitions, and (4) interest (income) expense and other, net.

Marchex's management believes that investors should have access to, and Marchex is obligated to provide, the same set of tools that management uses in analyzing the Company's results. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, and should not be considered in isolation, as a substitute for, or superior to, GAAP results. Marchex’s non-GAAP financial measures may be defined differently from time to time and may be defined differently than similar titled terms used by other companies, and accordingly, care should be exercised in understanding how Marchex defines its non-GAAP financial measures in this release. Marchex endeavors to compensate for the limitations of the non-GAAP measures presented by providing the comparable GAAP measure with equal or greater prominence, GAAP financial statements, and detailed descriptions of the reconciling items and adjustments, including quantifying such items, to derive the non-GAAP measure.

Additional Information and Where to Find It

In connection with the proposed Transaction described in this press release, the Company intends to file with the SEC a proxy statement and other relevant documents. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed Transaction. Before making any voting decision, the Company’s stockholders are urged to read the proxy statement (including any amendments or supplements thereto) carefully and in its entirety, as well as any other relevant documents filed with the SEC in connection with the proposed Transaction or incorporated by reference therein, when they become available because they will contain important information about the proposed Transaction and the parties to the proposed Transaction. Investors and stockholders will be able to obtain a copy of the proxy statement and other documents filed by the Company with the SEC (when available) free of charge at the SEC’s website, www.sec.gov, and the Company’s website, www.marchex.com.

Certain Information Regarding Participants

The Company and its directors and executive officers and employees may be deemed to be participants in the solicitation of proxies from the holders of the Company’s Class B common stock in respect of the proposed Transaction. Information about the directors and executive officers of the Company is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 26, 2026, as amended by Amendment No. 1 thereto on Form 10-K/A, filed with the SEC on April 17, 2026, and the proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on November 4, 2025. Additional information regarding potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant documents to be filed by the Company with the SEC in respect of the proposed Transaction when they become available.

For further information, contact:

Marchex Investor Relations
Email: ir@marchex.com

Or

Marchex Corporate Communications

Email: pr@marchex.com

MARCHEX, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In Thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2026	2025
Revenue	$10,618	$11,402
Expenses:
Cost of revenue (1)	4,120	4,189
Amortization of capitalized software development costs	78	—
Total cost of revenue (1)	4,198	4,189
Sales and marketing (1)	3,258	3,267
Product development (1)	2,407	2,671
General and administrative (1)	2,106	3,146
Total operating expenses	$11,969	$13,273
Loss from operations	(1,351)	(1,871)
Interest expense and other, net	(174)	(3)
Loss before income tax expense	(1,525)	(1,874)
Income tax expense	199	108
Net loss applicable to common stockholders	$(1,724)	$(1,982)
Basic and diluted net loss per Class A and Class B share applicable to common stockholders	$(0.04)	$(0.05)

Shares used to calculate basic net loss per share applicable to common stockholders:
Class A	4,661	4,661
Class B	39,301	39,060
Shares used to calculate diluted net loss per share applicable to common stockholders:
Class A	4,661	4,661
Class B	43,962	43,721
(1) Includes stock-based compensation allocated as follows:
Cost of revenue	$3	$2
Sales and marketing	171	25
Product development	101	27
General and administrative	214	401
Total	$489	$455

MARCHEX, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In Thousands)

	(Unaudited)
	March 31,	December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$9,019	$9,942
Accounts receivable, net	6,826	6,670
Prepaid expenses	1,071	1,005
Other current assets	1,230	1,420
Total current assets	18,146	19,037
Property and equipment, net	1,975	1,854
Other assets, net	541	563
Right-of-use lease assets	326	668
Goodwill	17,558	17,558
Total assets	$38,546	$39,680
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,990	$3,198
Accrued benefits and payroll	855	1,175
Other accrued expenses and current liabilities	3,271	2,739
Deferred revenue and deposits	698	598
Operating lease liability, current	373	355
Total current liabilities	8,187	8,065
Deferred tax liabilities	802	664
Operating lease liability, non-current	205	366
Other non-current liabilities	500	500
Total liabilities	$9,694	$9,595
Stockholders’ equity:
Class A common stock	$49	$49
Class B common stock	396	392
Additional paid-in capital	361,544	361,057
Accumulated deficit	(333,137)	(331,413)
Total stockholders’ equity	28,852	30,085
Total liabilities and stockholders’ equity	$38,546	$39,680

MARCHEX, INC. AND SUBSIDIARIES

(In Thousands)

(Unaudited)

Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended March 31,
	2026	2025
Net loss applicable to common stockholders	$(1,724)	$(1,982)
Interest expense and other, net	174	3
Income tax expense	199	108
Amortization of capitalized software development costs	87	—
Depreciation and amortization	628	633
Stock-based compensation	489	455
Adjusted EBITDA	$(147)	$(783)

MARCHEX, INC. AND SUBSIDIARIES

(In Thousands)

(Unaudited)

Reconciliation of Net Loss per Share to Adjusted Non-GAAP Income (Loss) per Share (1)

	Three Months Ended March 31,
	2026	2025
Net loss per share applicable to common stockholders, diluted	$(0.04)	$(0.05)
Stock-based compensation	0.01	0.01
Adjusted non-GAAP loss per share	$(0.03)	$(0.04)
Shares used to calculate diluted net loss per share applicable to common stockholders (GAAP) and adjusted non-GAAP income (loss) per share	43,962	43,721

(1)
For the purpose of computing the number of diluted shares for adjusted non-GAAP loss per share, Marchex uses the accounting guidance that would be applicable for computing the number of diluted shares for GAAP net loss per share.